Exhibit (12)
S&P Global Inc.
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Nine months ended September 30,		Years ended December 31,
	2016		2015		2014		2013		2012		2011
Earnings:
Income from continuing operations before taxes on income [1]	$2,390		$1,815		$54		$1,299		$1,089		$975
Fixed charges	168		162		118		124		128		131
Total earnings	$2,558		$1,977		$172		$1,423		$1,217		$1,106
Fixed charges:
Interest expense	$120		$101		$58		$62		$81		$86
Portion of rental payments deemed to be interest	45		59		59		61		46		44
Amortization of debt issuance costs and discount	3		2		1		1		1		1
Total fixed charges	$168		$162		$118		$124		$128		$131
Ratio of earnings to fixed charges:	15.2	x	12.2	x	1.5	x	11.5	x	9.5	x	8.4	x

[1]	Includes the impact of the gain on disposition of J.D. Power in the nine months ended September 30, 2016.